Mercedes-Benz Auto Lease Trust 2012-A
Investor Report
Collection Period Ended 31-May-2013

Amounts in USD

Dates

Collection Period No.	15			
Collection Period (from... to)	1-May-2013	31-May-2013		
Determination Date	13-Jun-2013			
Record Date	14-Jun-2013			
Payment Date	17-Jun-2013			
Interest Period of the Class A-1 Notes (from... to)	15-May-2013	17-Jun-2013	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-May-2013	15-Jun-2013	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	345,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	495,000,000.00	136,145,506.35	80,001,929.92	56,143,576.43	113.421367	0.161620
Class A-3 Notes	489,000,000.00	489,000,000.00	489,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	101,264,000.00	101,264,000.00	101,264,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,430,264,000.00**	**726,409,506.35**	**670,265,929.92**	**56,143,576.43**		

Overcollateralization	267,379,474.41	305,575,825.39	305,575,825.39
Total Securitization Value	**1,697,643,474.41**	**1,031,985,331.74**	**975,841,755.31**
present value of lease payments	697,529,576.24	246,613,422.99	221,890,429.25
present value of Base Residual Value	1,000,113,898.17	785,371,908.75	753,951,326.06

	Amount	Percentage
Initial Overcollateralization Amount	267,379,474.41	15.75%
Target Overcollateralization Amount	305,575,825.39	18.00%
Current Overcollateralization Amount	305,575,825.39	18.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal per $1000 Face Amount
Class A-1 Notes	0.343780%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.660000%	74,880.03	0.151273	56,218,456.46	113.572639
Class A-3 Notes	0.880000%	358,600.00	0.733333	358,600.00	0.733333
Class A-4 Notes	1.070000%	90,293.73	0.891667	90,293.73	0.891667
Total		**523,773.76**		**$56,667,350.19**	

Available Funds

Lease Payments Received	24,786,820.71
Net Sales Proceeds-early terminations (including Defaulted Leases)	28,333,272.20
Net Sales Proceeds-scheduled terminations	16,740,381.03
Excess wear and tear included in Net Sales Proceeds	26,978.96
Excess mileage included in Net Sales Proceeds	262,858.78
Subtotal	69,860,473.94

Distributions

(1) Total Servicing Fee	859,987.78
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	523,773.76
(4) Priority Principal Distribution Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00

Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	56,143,576.43
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	617.07	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	69,861,091.01	(9) Excess Collections to Certificateholders	12,333,753.04
Reserve Account Draw Amount	0.00	**Total Distribution**	**69,861,091.01**
Total Available Funds	**69,861,091.01**		

Distribution Detail

	Amount Due	Shortfall	
Total Servicing Fee	859,987.78	859,987.78	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	523,773.76	523,773.76	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	74,880.03	74,880.03	0.00
thereof on Class A-3 Notes	358,600.00	358,600.00	0.00
thereof on Class A-4 Notes	90,293.73	90,293.73	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	523,773.76	523,773.76	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	56,143,576.43	56,143,576.43	0.00
Principal Distribution Amount	56,143,576.43	56,143,576.43	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	8,488,217.37
Reserve Fund Amount - Beginning Balance	8,488,217.37
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	64.97
minus Net Investment Earnings	64.97
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	8,488,217.37
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	64.97
Net Investment Earnings on the Exchange Note Collection Account	552.10
Investment Earnings for the Collection Period	617.07

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,697,643,474.41	45,053
Securitization Value beginning of Collection Period	1,031,985,331.74	32,798
Principal portion of lease payments	18,216,550.35	
Terminations- Early	22,777,305.44	
Terminations- Scheduled	13,964,488.68	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,185,231.96	
Securitization Value end of Collection Period	975,841,755.31	31,345
Pool Factor	57.48%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.66%	6.62%
Weighted Average Remaining Term (months)	25.04	12.18
Weighted Average Seasoning (months)	12.37	25.20
Aggregate Base Residual Value	1,139,551,610.25	801,251,462.84
Cumulative Turn-in Ratio		76.93%
Proportion of base prepayment assumption realized life to date		78.24%
Actual lifetime prepayment speed		0.69%

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	972,712,389.97	31,252	99.68%
31-60 Days Delinquent	2,014,676.27	63	0.21%
61-90 Days Delinquent	830,326.81	22	0.09%
91-120 Days Delinquent	284,362.26	8	0.03%
Total	975,841,755.31	31,345	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	809,815.08
Less Liquidation Proceeds	434,263.51
Less Recoveries	373,849.74
Current Net Credit Loss / (Gain)	1,701.83
Cumulative Net Credit Loss / (Gain)	(1,907,288.92)
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.112%)

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	37,117,211.00
Less sales proceeds and other payments received during Collection Period	45,163,918.33
Current Residual Loss / (Gain)	(8,046,707.33)
Cumulative Residual Loss / (Gain)	(64,973,309.28)

Cumulative Residual Loss / (Gain) as % of Cut-off Date
Securitization Value   (3.827%)